

October 12, 2012

<u>Via E-mail:</u>
Michael I. Roth
Chairman and Chief Executive Officer
The Interpublic Group of Companies, Inc.
1114 Avenue of the Americas
New York, NY 10036

   Re: The Interpublic Group of Companies, Inc.
   Form 10-K for the fiscal year ended December 31, 2011
   Filed February 24, 2012
   File No. 1-06686

Dear Mr. Roth:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Terry French for

                                        Larry Spirgel
                                        Assistant Director

cc: Andrew Bonzani
       Senior Vice President, General Counsel & Secretary